HypoVereinsbank


03022400

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GIR - Group Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, May 16th, 2003

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated May 13, 2003 commenting on results for the first quarter of 2003: operational turnaround

You will receive each of the items listed above in German and English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

By: [signature]
Name: Richard Speich
Title: IR Manager

Enclosures


SEC MAIL
RECEIVED
PROCESSING
MAY 28 2003
WASH, D.C.
155
SECTION

HVB Group

MEDIA RELEASE **MAY 13, 2003**
INVESTOR RELATIONS

Results for the first quarter of 2003: Operational turnaround

- **Operating result returns to profit of €111 million in first three months:**
  - **Operational upturn from Q4/2002 confirmed**
  - **General administrative expenses slashed 12.2% to €1,691 million compared with Q1/2002; cost-income ratio improved from 69.1% (as per end of 2002) to 66.0%**
  - **Risk provisions incl. prorated risk coverage for the Hypo Real Estate Group reduced a scheduled 19.7% to €762 million year-on-year**
- **Pre-tax profit totals €24 million**
  - **No gains yet on the disposal of holdings**
- **Systematic implementation of the transformation program:**
  - **Capacity adjustment: 1,260 positions eliminated in the first quarter**
  - **Risk assets reduced by around €9 billion**
- **HVB Group new (pro-forma after spin-off of Hypo Real Estate Group) in target corridor for 2003**

In the first three months of the current year, HVB Group succeeded in building on the positive operational trend seen in the final quarter of 2002. Compared with the quarterly average of the previous year, it achieved better results in almost all revenue components as well as in loan-loss provisions and general administrative expenses. Compared to the first quarter of the previous year, a positive operating result of €111 million could be achieved. Dieter Rampl, spokesman of the HVB Group Board comments: "The positive trend of the first quarter demonstrates how the operational turnaround is taking hold and becoming better established. We're cautiously optimistic about the year as a whole."

At €2,564 million, total operating revenues in the first three months exceeded the average quarterly total in 2002. Compared with the first quarter of last year, they declined 7.8%. Within this total, net interest income fell 8.4% to €1,620 million compared with last year. The main factors behind this development are the scheduled reduction of risk assets as part of our transformation program coupled with the effects of exchange rates and consolidation. Lending margins within new business picked up further.

Despite the extremely weak state of the international capital markets in the first quarter, commission activities accelerated at a gratifying rate in the Germany segment, helping net commission income to climb ahead of the total recorded in the final quarter of 2002 overall. At €673 million, net commission income was 6.7% less than the equivalent amount at this point last year.
As planned, HVB Group again recorded a strong trading profit in the first quarter of €241 million.

General administrative expenses declined a striking 12.2%, to €1,691 million, compared with the first three months of 2002. At the same time, general administrative expenses were far less than the quarterly average of €1,769 million in 2002. Thus the cost-income ratio improved to 66.0% from 69.1% at year-end 2002.

HVB Group expects to record total risk provisions of €3,046 million this year (this already includes the risk provisions for the Hypo Real Estate Group incl. the risk coverage of max. €460 million), making for €762 million for the first three months (including €115 million of prorated risk coverage). This corresponds to a decline of 19.7% compared with the prior year.

At €24 million, net income before taxes was positive again in the first quarter of 2003 after two loss-making quarters. HVB Group new contributed income of €71 million to this amount, and the Hypo Real Estate Group to be spun off losses of €45 million. No tangible gains on disposals have been included in this total yet.

The three business segments of HVB Group new – pro-forma after the spin-off of the Hypo Real Estate Group - have performed correspondingly well in the proforma comparison.

In parallel with further cost reductions, the revenues generated by the Germany segment rose on the back of higher net commission income. At the same time, loan-loss provisions declined sharply, enabling the segment to cut its loss before taxes tangibly, from €370 million to €39 million. The contribution to pre-tax profit provided by Austria/CEE rose again to reach €88 million compared with €79 million at this point last year. Corporates & Markets achieved a strong turnaround to record a profit contribution of €166 million after a loss of €20 million last year. Revenues stabilized in a persistently difficult operating environment, while both loan-loss provisions and general administrative expenses sank appreciably.

HVB Group continued to implement its transformation program rapidly in the first quarter. The measures aimed at adjusting our capacity led to the elimination of 1,260 positions in the corporate group (excluding the 1,970 staff of the initially consolidated Biochim Bank, Bulgaria) together with further optimizations of the branch presence.

Risk assets were reduced by approximately €9 billion, in line with expectations. HVB Group aims to diminish its risk assets this year by around €100 billion overall, of which around €57 billion relates to the spin-off of the Hypo Real Estate Group slated for the fourth quarter. The decline in risk assets in the first three months cannot be attributed to securitization activities, as implementation of these measures will not start until the second quarter.

In a further move intended to boost its core capital ratio – which improved slightly to 5.7% as at the end of March – toward the 7% mark in 2003, HVB Group is planning to execute an IPO of up to 25% of its holding in Bank Austria Creditanstalt via a capital increase aimed at bolstering the Group's equity base.

We defined clear target bands for HVB Group new in 2003. This target corridor has been reached in the first quarter on a prorated basis:

HVB Group new	**2003 forecast**	**Prorated forecast**	**Jan. 1 – Mar. 31, 2003**
Total operating revenues, €m	9,500 – 9,900	2,375 – 2,475	2,364
General administrative expenses, €m	6,500 – 6,700	1,625 – 1,675	1,630
Cost-income ratio, in %	66 - 70	66 - 70	69

FINANCIAL HIGHLIGHTS

HVB Group	1/1-3/31/2003	2002
Key indicators (in %)		
Return on equity after taxes (excl. amortization of goodwill)	(0.5)	(2.3)
Return on equity after taxes	(1.7)	(4.4)
Cost-income ratio (based on operating revenues)	66.0	69.1
Ratio of net commission income to operating revenues	26.2	26.2
Earnings	**1/1-3/31/2003**	**1/1-3/31/2002**
Operating profit (in € million)	111	(92)
Profit (in € million)	(77)	9
Earnings per share (excl. amortization of goodwill in €)	(0.04)	0.12
Earnings per share (in €)	(0.14)	0.02
Balance sheet figures (in € billion)	**3/31/2003**	**12/31/2003**
Total assets	679.8	691.2
Total lending volume	479.0	487.9
Shareholders' equity	11.9	14.2
Key capital ratios compliant with the BIS [1)]	**3/31/2003**	**12/31/2003**
Core capital (in € billion)	18.8	19.1
Equity funds (in € billion)	32.9	33.4
Risk assets (in € billion)	331.8	340.6
Core capital ratio (in %)	5.7	5.6
Equity funds ratio (in %)	9.1	9.1
Share information	**1/1-3/31/2003**	**2002**
Share price: Year-end (in €)	6.88	15.22
High (in €)	16.45	42.55
Low (in €)	6.88	11.75
Market capitalization (in € billion)	3.7	8.2
	3/31/2003	**2002**
Employees	66,636	65,926
Branch offices	2,224	2,104

1) 2002 as per approved financial statements.

INCOME STATEMENT FROM JANUARY 1 TO MARCH 31, 2003

in € million	1/1/-3/31/ 2003	1/1/-3/31/ 2002	Change in m €	Change in %
Net interest income	1,620	1,769	(149)	-8.4
Provisions for losses on loans and advances[1)]	762	949	(187)	-19.7
Net interest income after provisions for losses on loans and advances	858	820	38	+4.6
Net commission income	673	721	(48)	-6.7
Trading profit	241	264	(23)	-8.7
General administrative expenses	1,691	1,925	(234)	-12.2
Balance of other operating income and expenses	30	28	2	+7.1
Operating profit (loss)	111	(92)	203	
Net income from investments	(10)	185	(195)	
Amortization of goodwill	54	54	--	--
Balance of other income and expenses	(23)	(28)	5	+17.9
Profit (loss) from ordinary activities	24	11	13	
Taxes on income[1)]	77	9	68	
Net income (loss)	(53)	2	(55)	
Minority interest in net income (loss) [1)]	(24)	7	(31)	
Net income (loss) adjusted for minority interest	(77)	9	(86)	
for information: sum of operating revenues	2,564	2,782	(218)	-7.8

[1)] Due to the untypical course of the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

CONSOLIDATED BALANCE SHEET at March 31, 2003

Assets in m €	**3/31/2003**	**12/31/2002**	**Change in m €**	**in %**
Cash reserves	4,100	5,373	(1,273)	-23.7
Assets held for trading purposes	87,527	85,252	2,275	+2.7
Placements with, and loans and advances to, other banks	72,380	73,867	(1,487)	-2.0
Loans and advances to customers	404,119	409,938	(5,819)	-1.4
Write-downs on loans and advances	(14,251)	(13,716)	(535)	-3.9
Investments	96,234	101,998	(5,764)	-5.7
Property, plant and equipment	3,367	3,473	(106)	-3.1
Intangible assets	3,762	3,816	(54)	-1.4
Other assets	22,553	21,156	1,397	+6.6
Total assets	**679,791**	**691,157**	**(11,366)**	**-1.6**

Shareholders' Equity and Liabilities in m €	**3/31/2003**	**12/31/2002**	**Change in m €**	**in %**
Deposits from other banks	139,592	143,361	(3,769)	-2.6
Amounts owed to other depositors	154,187	154,922	(735)	-0.5
Promissory notes and other liabilities evidenced by paper	263,613	271,561	(7,948)	-2.9
Liabilities held for trading purposes	56,104	51,479	4,625	+9.0
Provisions	11,574	10,931	643	+5.9
Other liabilities	20,565	21,549	(984)	-4.6
Subordinated capital	21,458	22,311	(853)	-3.8
Minority interest	750	813	(63)	-7.7
Shareholders' equity	11,948	14,230	(2,282)	-16.0
Subscribed capital	1,609	1,609	--	--
Additional paid-in capital	13,112	13,112	--	--
Retained earnings	2,992	2,882	110	+3.8
Change in valuation of financial instruments	(5,688)	(3,373)	(2,315)	-68.6
Consolidated profit 2002	--	--	--	--
Profit 1/1-3/31/2003	(77)	--	(77)	
Total shareholders' equity and liabilities	**679,791**	**691,157**	**(11,366)**	**-1.6**

GMENT REPORTING

ERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO MARCH 31, 2003

illion	Germany	Austria/ CEE	Corpor-ates & Markets	Real Estate Workout	Other/ consoli-dation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
nterest income									
-3/31/2003	737	466	322	(5)	(107)	1,413	207	--	1,620
of 2002	739	492	345	(2)	(90)	1,484	184	(6)	1,662
isions for losses on s and advances									
-3/31/2003	336	125	121	--	1	583	179	--	762
of 2002	463	128	230	--	2	823	126	--	949
commission income									
-3/31/2003	307	263	102	--	(2)	670	3	--	673
of 2002	297	261	105	--	5	668	3	--	671
ing profit (loss)									
-3/31/2003	2	52	186	--	1	241	--	--	241
of 2002	1	23	175	--	(2)	197	--	--	197
eral administrative nses									
-3/31/2003	754	549	306	7	14	1,630	67	(6)	1,691
of 2002	816	557	330	7	14	1,724	64	(19)	1,769
nce of other operating me and expenses									
-3/31/2003	14	(2)	17	(1)	12	40	(2)	(8)	30
of 2002	7	6	7	(1)	26	45	4	(20)	29
ating profit (loss)									
-3/31/2003	(30)	105	200	(13)	(111)	151	(38)	(2)	111
of 2002	(235)	97	72	(10)	(77)	(153)	1	(7)	(159)

million	Germany	Austria/ CEE	Corpo- rates & Markets	Real Estate Workout	Other/ consoli- dation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
ncome from stments									
-3/31/2003	(3)	14	(16)	--	2	(3)	(7)	--	(10)
of 2002	(25)	11	(67)	--	228	147	15	--	162
rtization of goodwill									
-3/31/2003	5	31	17	--	1	54	--	--	54
of 2002	54	28	15	--	2	99	--	--	99
tions to restructuring isions									
-3/31/2003	--	--	--	--	--	--	--	--	--
of 2002	53	--	9	--	9	71	1	--	72
nce of other income expenses									
-3/31/2003	(1)	--	(1)	(18)	(3)	(23)	--	--	(23)
of 2002	(3)	(1)	(1)	(29)	(4)	(38)	--	--	(38)
t (loss) from ordinary ities									
-3/31/2003	(39)	88	166	(31)	(113)	71	(45)	(2)	24
of 2002	(370)	79	(20)	(39)	136	(214)	15	(7)	(206)
hich: Austria Group									
-3/31/2003		88	15		(6)	97			97
of 2002		79	(15)		1	65			65

/ RATIOS, BY BUSINESS

in %	Germany	Austria / CEE	Corpo-rates & Markets	Real Estate Workout[1]	Other/ consoli-dation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
t-income-ratio									
1-3/31/2003	71.1	70.5	48.8	--	--	69.0	32.2	--	66.0
1-12/31/2002	78.3	71.2	52.2	--	--	72.0	33.3	--	69.1
urn on equity r taxes, net of ortization of dwill									
1-3/31/2003	-2.4	9.9	12.7	--	--	1.2	-9.3	--	-0.5
1-12/31/2002	-16.1	8.1	-0.2	--	--	-2.6	0.3	--	-2.3
urn on equity r taxes									
1-3/31/2003	-2.7	5.8	11.3	--	--	-0.2	-9.3	--	-1.7
1-12/31/2002	-19.3	4.8	-1.4	--	--	-5.1	0.3	--	-4.4

ures for Real Estate Workout division have no informative value.

Operating turnaround of HVB Group in Q1/2003

in € m	Q1 2003	Q1 2002	change (in %)	Major trends
Total operating revenues	2,564	2,782	-7.8	RWA reduction and weak market environment, but reasonable NCI and trading profit
Risk provisions	762*	949	-19.7	in line with budget; substantially lower despite €115m risk coverage Real Estate
Administrative expenses	1,691	1,925	-12.2	strong reduction in line with 2003 transformation programm
Operating profit	111	-92	>+100	strong operating turnaround
Pre-tax profit	24	11	>+100	positive pre-tax profit after two loss-making quarters
Cost-income-ratio (in %)	66.0	69.1**		

* incl. risk coverage for Hypo Real Estate Group: max. €460m in 2003; i.e. €115m per quarter
** as per 12/2002

Positive operating trend continues

Operating revenues


in € m
Ø 2002: 2,559
2,782
2,471
2,325
2,657
2,564
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03

Risk provision *


in € m
Ø 2002: 949
949
949
949
950
762
incl. €115m risk coverage
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03

Administrative expenses


in € m
Ø 2002: 1,769
1,925
1,843
1,777
1,531**
1,691
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03

Operating profit


in € m
176
111
incl. €115m risk coverage
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03
-92
Ø 2002: -159
-321
-401

* prorata allocation of total risk provisioning for 2002
** positive impact due to re-adjustment of accrules from Q1-Q3

Revenues stabilizing in difficult environment

Net interest income


in € m
-8.4%
-2.5%
1,769
1,620
1,662
Q1/02
Q1/03
∅ 2002

Net commission income


in € m
-6.7%
+/-0%
721
673
671
Q1/02
Q1/03
∅ 2002

Trading profit


in € m
-8.7%
+22.3%
264
241
197
Q1/02
Q1/03
∅ 2002

Total operating revenues


in € m
-7.8%
+/-0%
2,782
2,564
2,559
Q1/02
Q1/03
∅ 2002

- Operating revenues in Q1/03 compare to a much more favorable market environment in Q1/02
- Level of total operating revenues stable vs. ∅ 2002
- NII: planned RWA reduction, currency and consolidation effects; positive margin trend
- NCI further improved vs. Q4/2002
- Continuously strong trading profit in line with budget

Business segments: Operating turnaround

	Pre-tax profit	Financial trends	Business trends
Germany	in €m ¼/02: -370 Q1/03: -39 +89.5%	■ NCI improved by more than 3% ■ Cost-income-ratio improved to 71.1% from 78.3% ■ Significantly lower risk provisions for private and corporate customers	■ New business in consumer finance doubled ■ Increase of residential mortgages by 50% ■ Growing market acceptance for strict risk adjusted pricing of corporate loans
Austria/ CEE	¼/02: 79 Q1/03: 88 +11.4%	■ Continued improvement of operating performance ■ Further increase of operating and pre-tax profit	■ Successfull in new business with private and corporate clients in Austria ■ Expansion of leading market position in structured & syndicated loan business in CEE
Corporates & Markets	¼/02: -20 Q1/03: 166 >+100%	■ Strong operative turnaround ■ Cost-income-ratio improved to 48.8% from 52.2% ■ Trading profit increased further	■ Historically best quarter in corporate bond issuance ■ Major syndicated loan transactions ■ Ongoing successfull acquisition & leverage finance business

HVB Group new: Good Q1 performance within target range

in € m	Target 2003	¼ of 2003e	Q1 2003 stated	Achievement
Total operating revenues	9,500 - 9,900	2,375 – 2,475	2,364	☑
Administrative expenses	6,500 - 6,700	1,625 – 1,675	1,630	☑
Cost-income-ratio (in %)	66 - 70	66 - 70	69	☑

Proforma: HVB Group new vs. Hypo Real Estate Group

	HVB Group new			Hypo Real Estate Group		
in € m	Q1/2003	¼ 2002	change (in %)	Q1/2003	¼ 2002	change (in %)
Total operating revenues	2,364	2,394	-1.3	208	191	8.9
Administrative expenses	1,630	1,724	-5.5	67	64	4.7
Risk provisions	583	823	-29.2	179	126	42.1
Operating profit	151	-153	>100	-38	1	>-100
Pre-tax profit	71	-214	>100	-45	15	>-100
Cost-income-ratio (in %)	69.0	72.0		32.2	33.3	
Return-on-equity* (in %)	1.2	-2.6		-9.3	0.3	

* adj. for goodwill amortization

Rigorous adjustment of capacities


Staff reduction targets
+22%
11,100
9,100
2001-2004
2001-2003
75% already achieved by end of 2002
Old target
New target


Number of employees
65,926
-1,260 (-1.9%)
66,636
1,970 first-time consolidation of Biochim Bank
64,666
2002
03/03

- Transformation 2003: Old staff reduction program increased by 22% and to be finalized one year earlier than scheduled
- Staff reduction making further visible progress in Q1/2003
- Number of branches reduced by another 39 (excl. 159 branches of Biochim Bank)

Reduction of risk-weighted assets on track


RWA in € bn
-30%
365
341
332
approx. 240
>€-40bn
12/01
12/02
03/03
Disposal of holdings & portfolios/ securitization
Spin-off Hypo Real Estate Group (Q4/03)
2003

- Transformation 2003: Reduction of RWA by approx. €100bn
  - €57bn spin-off Hypo Real Estate Group
  - €>40bn package of measures
    - disposal of holdings
    - sale of participations
    - securitization/syndication
- In Q1/2003 RWA reduced by approx. €9bn (-2.6%) without securitization measures: RWA reduction on track
- Tier 1-ratio improved to 5.7% (BIZ) as per 03/2003

Group Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@ hvb.de	☎ +49-89-378 29185
Marc.Hess@ hvb.de	☎ +49-89-378 27602
Sabine.Rueckert@ hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading rev enues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

HVB Group

MEDIA RELEASE **13. MAI 2003**
INVESTOR RELATIONS

Ergebnis des ersten Quartals 2003: Operativer Turnaround

- **In den ersten drei Monaten wieder positives Betriebsergebnis von € 111 Mio erzielt:**
  - **Operativer Aufwärtstrend des Q4/2002 bestätigt sich**
  - **Verwaltungsaufwendungen gegenüber Q1/2002 um 12,2% auf € 1.691 Mio reduziert; Verbesserung der Cost-income-ratio auf 66,0% (von 69,1% per Ende 2002)**
  - **Risikovorsorge inkl. anteilig berücksichtigter Risikoabschirmung für die Hypo Real Estate Group geg. Vorjahr planmäßig um 19,7% auf € 762 Mio vermindert**
- **Positives Vorsteuerergebnis von € 24 Mio**
  - **Noch keine Gewinne aus der Veräußerung von Beteiligungen**
- **Konsequente Umsetzung des Transformationsprogramms:**
  - **Anpassung der Kapazitäten: Abbau von 1.260 Stellen im ersten Quartal**
  - **Rückgang der Risikoaktiva um rd. € 9 Mrd**
- **HVB Group neu (pro-forma nach Spin-off Hypo Real Estate Group) im Zielkorridor 2003**

Die HVB Group hat in den ersten drei Monaten des laufenden Jahres an die positive operative Ergebnisentwicklung im Schlussquartal 2002 angeknüpft. Gegenüber dem Quartalsdurchschnitt des Vorjahres erzielte sie in fast allen Ertragskomponenten sowie bei Risikovorsorge und Verwaltungsaufwand bessere Ergebnisse. Verglichen mit dem ersten Quartal des Vorjahres konnte sie wieder ein positives Betriebsergebnis von € 111 Mio erzielen. Dieter Rampl, Sprecher des Vorstands der HVB Group: "Der positive Verlauf des ersten Quartals zeigt, dass der operative Turnaround greift und sich weiter verstetigt. Wir sind vorsichtig optimistisch für das Gesamtjahr."

In den ersten drei Monaten überstiegen die gesamten operativen Erträge mit € 2.564 Mio den durchschnittlichen Quartalswert 2002. Gegenüber dem ersten Quartal des Vorjahres gingen sie um 7,8% zurück. Dabei hat sich der Zinsüberschuss im Vorjahresvergleich um 8,4% auf € 1.620 Mio reduziert. Dahinter stehen wesentlich der geplante Abbau von Risikoaktiva im Rahmen unseres Transformationsprogramms sowie Währungs- und Konsolidierungseffekte. Die Aktivmargen im Neugeschäft legten weiter zu.

Trotz der äußerst schwachen Verfassung der internationalen Kapitalmärkte im ersten Quartal zog das Provisionsgeschäft im Geschäftsfeld Deutschland erfreulich an, wodurch der Provisionsüberschuss insgesamt über dem Wert im Schlussquartal 2002 lag. Mit € 673 Mio lag der Provisionsüberschuss dabei um 6,7% unter dem Vorjahreswert.
Die HVB Group hat mit € 241 Mio im ersten Quartal erneut ein planmäßig starkes Handelsergebnis erzielt.

Die Verwaltungsaufwendungen gingen weiter kräftig um 12,2% auf € 1.691 Mio gegenüber den ersten drei Monaten in 2002 zurück. Gleichzeitig lagen die Verwaltungsaufwendungen deutlich unterhalb des Quartalsdurchschnitts 2002 (€ 1.769 Mio). Die Cost-income-ratio verbesserte sich damit auf 66,0% (Jahresende 2002: 69,1%).

Die HVB Group erwartet in diesem Jahr eine Risikovorsorge in Höhe von € 3.046 Mio (darin ist auch die Risikovorsorge der Hypo Real Estate Group inkl. der Risikoabschirmung von max. € 460 Mio bereits enthalten), das sind für die ersten drei Monate € 762 Mio (incl. € 115 Mio anteilige Risikoabschirmung). Dies entspricht einem Rückgang um 19,7% gegenüber dem Vorjahreswert.

Das Ergebnis vor Steuern war im ersten Quartal 2003 mit € 24 Mio nach zwei verlustreichen Quartalen wieder positiv. Hierzu haben die HVB Group neu € 71 Mio und die abzuspaltende Hypo Real Estate Group € -45 Mio beigetragen. Dabei haben wir noch keine nennenswerten Veräußerungsgewinne erzielt.

Die drei Geschäftsfelder der HVB Group neu – pro-forma nach Spin-off der Hypo Real Estate Group - haben sich im pro-forma-Vergleich entsprechend positiv entwickelt. Bei weiteren Kostensenkungen stiegen die Erträge des Geschäftsfelds Deutschland aufgrund eines verbesserten Provisionsüberschusses. Gleichzeitig ging die Risikovorsorge spürbar zurück.

Damit konnte das Geschäftsfeld sein Vorsteuerergebnis deutlich von € -370 Mio auf € -39 Mio verbessern. Der Ergebnisbeitrag von Österreich/CEE stieg erneut an und erreichte € 88 Mio (gegenüber € 79 Mio). Einen deutlichen Turnaround vollzog Corporates & Markets mit einem Ergebnisbeitrag von € 166 Mio (gegenüber € -20 Mio). Bei einem spürbaren Rückgang von Risikovorsorge und Verwaltungsaufwand stabilisierten sich die Erträge im anhaltend schwierigen Umfeld.

Ihr Transformationsprogramm hat die HVB Group im ersten Quartal weiter zügig umgesetzt. Die Maßnahmen zur Anpassung unserer Kapazitäten führten zu einem Abbau von 1.260 Stellen im Konzern (ohne Berücksichtigung der 1.970 Mitarbeiter der erstmals konsolidierten Biochim Bank, Bulgarien) sowie zu weiteren Optimierungen der Filialpräsenz.

Der Abbau der Risikoaktiva belief sich auf rd. € 9 Mrd und verläuft damit planmäßig. Die HVB Group wird ihre Risikoaktiva in diesem Jahr insgesamt um rd. € 100 Mrd vermindern, wovon rd. € 57 Mrd auf den für das vierte Quartal geplanten spin-off der Hypo Real Estate Group entfallen. Der Rückgang der Risikoaktiva in den ersten drei Monaten ist noch nicht auf Verbriefungsaktivitäten zurückzuführen, die erst ab dem zweiten Quartal umgesetzt werden.

Als weitere Maßnahme zur Verbesserung ihrer Kernkapitalquote – diese verbesserte sich per Ende März leicht auf 5,7% - auf bis zu 7% in 2003 plant die HVB Group, einen IPO von max. 25% ihres Anteils an der Bank Austria Creditanstalt im Rahmen einer Kapitalerhöhung zur Stärkung des Konzerneigenkapitals durchzuführen.

Für die HVB Group neu hatten wir klare Zielbandbreiten für das Jahr 2003 definiert. Im ersten Quartal haben wir diesen Zielkorridor anteilig erreicht:

HVB Group neu	**Prognose 2003**	**anteilige Prognose**	**1.1. – 31.3.2003**
Gesamte operative Erträge in Mio €	9.500 – 9.900	2.375 - 2.475	2.364
Verwaltungsaufwendungen in Mio €	6.500 – 6.700	1.625 – 1.675	1.630
Cost-Income-Ratio in %	66 - 70	66 - 70	69

Die wichtigsten Ergebnisse

HVB Group	1.1.-31.3.2003	2002
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	-0,5	-2,3
Eigenkapitalrentabilität nach Steuern	-1,7	-4,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,0	69,1
Anteil Provisionsüberschuss an den operativen Erträgen	26,2	26,2
Erfolgszahlen	**1.1.-31.3.2003**	**1.1.-31.3.2002**
Betriebsergebnis (in Mio €)	111	-92
Gewinn/Verlust (in Mio €)	-77	9
Ergebnis je Aktie (bereinigt um Goodwillabschreibung in €)	-0,04	0,12
Ergebnis je Aktie (in €)	-0,14	0,02
Bilanzzahlen (in Mrd €)	**31.3.2003**	**31.12.2002**
Bilanzsumme	679,8	691,2
Kreditvolumen	479,0	487,9
Bilanzielles Eigenkapital	11,9	14,2
Bankaufsichtsrechtliche Kennzahlen nach BIZ [1)]	**31.3.2003**	**31.12.2002**
Kernkapital (in Mrd €)	18,8	19,1
Eigenmittel (in Mrd €)	32,9	33,4
Risikoaktiva (in Mrd €)	331,8	340,6
Kernkapitalquote (in %)	5,7	5,6
Eigenmittelquote (in %)	9,1	9,1
Aktie	**1.1.-31.3.2003**	**2002**
Börsenkurs Stichtag (in €)	6,88	15,22
Höchststand (in €)	16,45	42,55
Tiefststand (in €)	6,88	11,75
Börsenkapitalisierung Stichtag (in Mrd €)	3,7	8,2
	31.3.2003	**31.12.2002**
Mitarbeiter	66.636	65.926
Geschäftsstellen	2.224	2.104

1) 2002 nach festgestellten Jahresabschlüssen.

GEWINN- UND VERLUSTRECHNUNG für 1. Januar bis 31. März 2003

in Mio €	1.1.-31.3. 2003	1.1.-31.3. 2002	Veränderungen in Mio €	in %
Zinsüberschuss	1.620	1.769	-149	-8,4
Kreditrisikovorsorge[1)]	762	949	-187	-19,7
Zinsüberschuss nach Kreditrisikovorsorge	858	820	+38	+4,6
Provisionsüberschuss	673	721	-48	-6,7
Handelsergebnis	241	264	-23	-8,7
Verwaltungsaufwand	1.691	1.925	-234	-12,2
Saldo sonstige betriebliche Erträge/Aufwendungen	30	28	+2	+7,1
Betriebsergebnis	111	-92	+203	
Finanzanlageergebnis	-10	185	-195	
Abschreibungen auf Geschäfts- oder Firmenwerte	54	54	--	--
Saldo übrige Erträge/Aufwendungen	-23	-28	+5	+17,9
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	24	11	+13	
Ertragsteuern[1)]	77	9	+68	
Ergebnis nach Steuern	-53	2	-55	
Fremdanteile am Ergebnis[1)]	-24	7	-31	
Gewinn/Verlust	-77	9	-86	
nachrichtlich: Summe operative Erträge	2.564	2.782	-218	-7,8

[1)] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am Ergebnis des Vorjahres entsprechend angepasst.

BILANZ zum 31. März 2003

AKTIVA in Mio €	31.3.2003	31.12.2002	Veränderung in Mio €	in %
Barreserve	4.100	5.373	-1.273	-23,7
Handelsaktiva	87.527	85.252	+2.275	+2,7
Forderungen an Kreditinstitute	72.380	73.867	-1.487	-2,0
Forderungen an Kunden	404.119	409.938	-5.819	-1,4
Wertberichtigungen auf Forderungen	-14.251	- 13.716	-535	-3,9
Finanzanlagen	96.234	101.998	-5.764	-5,7
Sachanlagen	3.367	3.473	-106	-3,1
Immaterielle Vermögenswerte	3.762	3.816	-54	-1,4
Sonstige Aktiva	22.553	21.156	+1.397	+6,6
SUMME DER AKTIVA	**679.791**	**691.157**	**-11.366**	**-1,6**

PASSIVA in Mio €	31.3.2003	31.12.2002	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	139.592	143.361	-3.769	-2,6
Verbindlichkeiten gegenüber Kunden	154.187	154.922	-735	-0,5
Verbriefte Verbindlichkeiten	263.613	271.561	-7.948	-2,9
Handelspassiva	56.104	51.479	+4.625	+9,0
Rückstellungen	11.574	10.931	+643	+5,9
Sonstige Passiva	20.565	21.549	-984	-4,6
Nachrangkapital	21.458	22.311	-853	-3,8
Anteile in Fremdbesitz	750	813	-63	-7,7
Eigenkapital	11.948	14.230	-2.282	-16,0
Gezeichnetes Kapital	1.609	1.609	--	--
Kapitalrücklage	13.112	13.112	--	--
Gewinnrücklagen	2.992	2.882	+110	+3,8
Bewertungsänderung von Finanzinstrumenten	-5.688	- 3.373	-2.315	-68,6
Konzerngewinn 2002	--	--	--	--
Verlust 1.1.-31.3.2003	-77	--	-77	
SUMME DER PASSIVA	**679.791**	**691.157**	**-11.366**	**-1,6**

'OLGSRECHNUNG NACH GESCHÄFTSFELDERN

ɔ €	Deutsch-land	Österreich und CEE	Corporates & Markets	Workout Immo-bilien	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
iberschuss									
.-31.3.2003	737	466	322	-5	-107	1.413	207	--	1.620
von 2002	739	492	345	-2	-90	1.484	184	-6	1.662
litrisiko-orge									
1.-31.3.2003	336	125	121	--	1	583	179	--	762
von 2002	463	128	230	--	2	823	126	--	949
isions-schuss									
1.-31.3.2003	307	263	102	--	-2	670	3	--	673
von 2002	297	261	105	--	5	668	3	--	671
delsergebnis									
1.-31.3.2003	2	52	186	--	1	241	--	--	241
von 2002	1	23	175	--	-2	197	--	--	197
valtungs-vand									
1.-31.3.2003	754	549	306	7	14	1.630	67	-6	1.691
von 2002	816	557	330	7	14	1.724	64	-19	1.769
o sonstige iebliche äge/ vendungen									
1.-31.3.2003	14	-2	17	-1	12	40	-2	-8	30
von 2002	7	6	7	-1	26	45	4	-20	29
iebsergebnis									
1.-31.3.2003	-30	105	200	-13	-111	151	-38	-2	111
von 2002	-235	97	72	-10	-77	-153	1	-7	-159

o €	Deutsch-land	Österreich und CEE	Corprates & Markets	Workout Immo-bilien	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
nzanlage-bnis									
1.-31.3.2003	-3	14	-16	--	2	-3	-7	--	-10
von 2002	-25	11	-67	--	228	147	15	--	162
chreibungen auf chäfts- oder enwerte									
1.-31.3.2003	5	31	17	--	1	54	--	--	54
von 2002	54	28	15	--	2	99	--	--	99
hrung zu rukturierungs-stellungen									
1.-31.3.2003	--	--	--	--	--	--	--	--	--
von 2002	53	--	9	--	9	71	1	--	72
o übrige ige/ vendungen									
1.-31.3.2003	-1	--	-1	-18	-3	-23	--	--	-23
von 2002	-3	-1	-1	-29	-4	-38	--	--	-38
bnis der öhnlichen chäftstätigkeit									
.-31.3.2003	-39	88	166	-31	-113	71	-45	-2	24
von 2002	-370	79	-20	-39	136	-214	15	-7	-206
ter: Austria-Gruppe									
.-31.3.2003		88	15		-6	97			97
von 2002		79	-15		1	65			65

NZIFFERN NACH GESCHÄFTSFELDERN

in %	Deutsch-land	Österreich und CEE	Corporates & Markets	Workout Immo-bilien[1]	Sonstige/ Konsoli-dierung	HVB Group neu	Hypo Group	Konsoli-dierung	HVB Group
t-Income-Ratio er Basis der operativen je)									
1.-31.3.2003	71,1	70,5	48,8	--	--	69,0	32,2	--	66,0
1.-31.12.2002	78,3	71,2	52,2	--	--	72,0	33,3	--	69,1
enkapital-tabilität nach uern (be-igt um odwillab-reibungen)									
1.-31.3.2003	-2,4	9,9	12,7	--	--	1,2	-9,3	--	-0,5
1.-31.12.2002	-16,1	8,1	-0,2	--	--	-2,6	0,3	--	-2,3
enkapital-tabilität nach uern									
1.-31.3.2003	-2,7	5,8	11,3	--	--	-0,2	-9,3	--	-1,7
1.-31.12.2002	-19,3	4,8	-1,4	--	--	-5,1	0,3	--	-4,4

Kennzahlenwerte für das Segment "Workout Immobilien" ökonomisch nicht aussagekräftig

Operating turnaround of HVB Group in Q1/2003

in € m	Q1 2003	Q1 2002	change (in %)	Major trends
Total operating revenues	2,564	2,782	-7.8	RWA reduction and weak market environment, but reasonable NCI and trading profit
Risk provisions	762*	949	-19.7	in line with budget; substantially lower despite €115m risk coverage Real Estate
Administrative expenses	1,691	1,925	-12.2	strong reduction in line with 2003 transformation programm
Operating profit	111	-92	>+100	strong operating turnaround
Pre-tax profit	24	11	>+100	positive pre-tax profit after two loss-making quarters
Cost-income-ratio (in %)	66.0	69.1**		

* incl. risk coverage for Hypo Real Estate Group: max. €460m in 2003; i.e. €115m per quarter
** as per 12/2002

Positive operating trend continues

Operating revenues



in € m
Ø 2002: 2,559
2,782
2,471
2,325
2,657
2,564
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03

Risk provision *



in € m
Ø 2002: 949
949
949
949
950
762
incl. €115m risk coverage
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03

Administrative expenses



in € m
Ø 2002: 1,769
1,925
1,843
1,777
1,531**
1,691
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03

Operating profit



in €m
176
111
incl. €115m risk coverage
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03
-92
Ø 2002: -159
-321
-401

* prorata allocation of total risk provisioning for 2002
** positive impact due to re-adjustment of accrules from Q1-Q3

Revenues stabilizing in difficult environment



Net interest income
in € m
-8.4%
-2.5%
1,769
1,620
1,662
Q1/02
Q1/03
∅ 2002



Net commission income
in € m
-6.7%
+/-0%
721
673
671
Q1/02
Q1/03
∅ 2002



Trading profit
in € m
-8.7%
+22.3%
264
241
197
Q1/02
Q1/03
∅ 2002



Total operating revenues
in € m
-7.8%
+/-0%
2,782
2,564
2,559
Q1/02
Q1/03
∅ 2002

- Operating revenues in Q1/03 compare to a much more favorable market environment in Q1/02
- Level of total operating revenues stable vs. ∅ 2002
- NII: planned RWA reduction, currency and consolidation effects; positive margin trend
- NCI further improved vs. Q4/2002
- Continuously strong trading profit in line with budget

Business segments: Operating turnaround

	Pre-tax profit (in € m)	Financial trends	Business trends
Germany	¼/02: -370; Q1/03: -39; +89.5%	■ NCI improved by more than 3% ■ Cost-income-ratio improved to 71.1% from 78.3% ■ Significantly lower risk provisions for private and corporate customers	■ New business in consumer finance doubled ■ Increase of residential mortgages by 50% ■ Growing market acceptance for strict risk adjusted pricing of corporate loans
Austria/ CEE	¼/02: 79; Q1/03: 88; +11.4%	■ Continued improvement of operating performance ■ Further increase of operating and pre-tax profit	■ Successfull in new business with private and corporate clients in Austria ■ Expansion of leading market position in structured & syndicated loan business in CEE
Corporates & Markets	¼/02: -20; Q1/03: 166; >+100%	■ Strong operative turnaround ■ Cost-income-ratio improved to 48.8% from 52.2% ■ Trading profit increased further	■ Historically best quarter in corporate bond issuance ■ Major syndicated loan transactions ■ Ongoing successfull acquisition & leverage finance business

HVB Group new: Good Q1 performance within target range

in € m	Target 2003	¼ of 2003e	Q1 2003 stated	Achievement
Total operating revenues	9,500 - 9,900	2,375 – 2,475	2,364	☑
Administrative expenses	6,500 - 6,700	1,625 – 1,675	1,630	☑
Cost-income-ratio (in %)	66 - 70	66 - 70	69	☑

Proforma: HVB Group new vs. Hypo Real Estate Group

	HVB Group new			Hypo Real Estate Group		
in € m	Q1/2003	¼ 2002	change (in %)	Q1/2003	¼ 2002	change (in %)
Total operating revenues	2,364	2,394	-1.3	208	191	8.9
Administrative expenses	1,630	1,724	-5.5	67	64	4.7
Risk provisions	583	823	-29.2	179	126	42.1
Operating profit	151	-153	>100	-38	1	>-100
Pre-tax profit	71	-214	>100	-45	15	>-100
Cost-income-ratio (in %)	69.0	72.0		32.2	33.3	
Return-on-equity* (in %)	1.2	-2.6		-9.3	0.3	

* adj. for goodwill amortization

Rigorous adjustment of capacities



Staff reduction targets
+22%
11,100
9,100
2001-2004
2001-2003
75% already achieved by end of 2002
Old target
New target



Number of employees
65,926
-1,260 (-1.9%)
66,636
1,970 first-time consolidation of Biochim Bank
64,666
2002
03/03

- Transformation 2003: Old staff reduction program increased by 22% and to be finalized one year earlier than scheduled
- Staff reduction making further visible progress in Q1/2003
- Number of branches reduced by another 39 (excl. 159 branches of Biochim Bank)

Reduction of risk-weighted assets on track



RWA in € bn
365
341
332
-30%
approx. 240
>€-40bn
-57
12/01
12/02
03/03
Disposal of holdings & portfolios/ securitization
Spin-off Hypo Real Estate Group (Q4/03)
2003

- Transformation 2003: Reduction of RWA by approx. €100bn
  - €57bn spin-off Hypo Real Estate Group
  - €>40bn package of measures
    - disposal of holdings
    - sale of participations
    - securitization/syndication
- In Q1/2003 RWA reduced by approx. €9bn (-2.6%) without securitization measures: RWA reduction on track
- Tier 1-ratio improved to 5.7% (BIZ) as per 03/2003

Group Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Sabine.Rueckert@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir